SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Liberty Tax, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53128T102

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY
10019−6099

(212) 728−8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,073,467 shares (see Item 5 for explanation)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,073,467 shares (see Item 5 for explanation)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,467 shares (see Item 5 for explanation)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.03% (see Item 5 for explanation)
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 53128T102	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,073,467 shares (see Item 5 for explanation)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,073,467 shares (see Item 5 for explanation)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,467 shares (see Item 5 for explanation)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.03% (see Item 5 for explanation)
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 53128T102	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,912,628 shares (see Item 5 for explanation)
(8) SHARED VOTING POWER
6,073,467 shares (see Item 5 for explanation)
(9) SOLE DISPOSITIVE POWER
2,912,628 shares (see Item 5 for explanation)
(10) SHARED DISPOSITIVE POWER
6,073,467 shares (see Item 5 for explanation)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,986,095 shares (see Item 5 for explanation)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.03% (see Item 5 for explanation)
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons relating to the Common Stock of the Issuer on August 1, 2018 as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, and Amendment No. 3 to Schedule 13D filed on May 17, 2019 (as so amended, the “Original 13D”). The Original 13D as amended by this Amendment is referred to as the “Schedule 13D”. Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of the Original 13D is hereby amended and restated in its entirety as follows:

(a)	Name

This Statement is filed by:

i.	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), which serves as a member and majority owner of Vintage Capital (as defined below);

ii.	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”), which serves as the general partner of and investment advisor to certain of the Investment Vehicles (as defined below), which Investment Vehicles are the direct owners of shares of Common Stock; and

iii.	Brian R. Kahn, who serves as (A) the manager and sole member of Kahn Capital; (B) the manager and a member of Vintage Capital; and (C) the manager or other control person of entities that, directly or indirectly, control the Investment Vehicles, which Investment Vehicles own shares of Common Stock, New Holdco Units (as defined below) or shares of Preferred Stock (as defined below).

Kahn Capital, Vintage Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

As described herein, the shares of Common Stock, New Holdco Units and Preferred Stock to which this Statement relates are held by investment vehicles for which the Reporting Persons, directly or indirectly, act as general partner, manager, investment advisor, control person or in similar capacities (collectively, the “Investment Vehicles”). Accordingly, the Reporting Persons may be deemed to have beneficial ownership over these shares of Common Stock, New Holdco Units and shares of Preferred Stock.

The Reporting Persons have entered into a joint filing agreement, a copy of which was previously filed with this Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented to include the following:

As more fully described herein, on July 10, 2019, an Investment Vehicle controlled by the Reporting Persons purchased approximately 2,083,333 shares of Common Stock from the Issuer for an aggregate purchase price of $25,000,000. Such purchase was made using the investment capital of such Investment Vehicle. In addition, on July 10, 2019, pursuant to the terms of the Business Combination Agreement (as defined below), two Investment Vehicles controlled by Mr. Kahn were issued an aggregate of approximately 4,827,610 New Holdco Units and 965,522 shares of Preferred Stock. The New Holdco Units and shares of Preferred Stock were issued as consideration in the Merger (as defined below) effected pursuant to the terms of the Business Combination Agreement. The New Holdco Units were issued based on a price per share of Common Stock of $12.00, implying a total value of approximately $57,931,326. Nominal economic value was ascribed to the shares of Preferred Stock issued pursuant to the Business Combination Agreement and the Certificate of Designation (as defined below).

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On July 10, 2019 (the “Closing Date”), the Issuer entered into and completed certain transactions contemplated by an Agreement of Merger and Business Combination Agreement (the “Business Combination Agreement”), by and among the Issuer, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a wholly-owned direct subsidiary of the Issuer (“New Holdco”), Franchise Group B Merger Sub, LLC, a wholly-owned indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s (the “Buddy’s Members”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into Buddy’s (the “Merger”), with Buddy’s continuing as the surviving entity in the Merger and as a wholly-owned indirect subsidiary of New Holdco. Under the Business Combination Agreement, the Issuer is required to, as promptly as reasonably practicable but in any event within 15 business days after the Closing Date, commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of Common Stock for cash at a price of $12.00 per share, without interest. Prior to the Merger, certain of the Investment Vehicles were Buddy’s Members and owned, in the aggregate, a majority of the outstanding equity interests in Buddy’s.

Subject to the terms and conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding unit of Buddy’s was converted into the right to receive (i) 0.459315 units of New Holdco (the “New Holdco Units”) and (ii) 0.091863 shares of Voting Non-Economic Preferred Stock of the Issuer (the “Preferred Stock”). Pursuant to the terms of the Certificate of Designation for the Preferred Stock (the “Certificate of Designation”) and the First Amended and Restated Limited Liability Company Agreement of New Holdco (the “New Holdco LLC Agreement”), which was entered into by the Issuer, New Holdco and each of the Buddy’s Members (including certain of the Investment Vehicles) at the Effective Time, the Buddy’s Members may elect, following an initial six-month lockup period, to cause New Holdco and the Issuer to redeem (a) one New Holdco Unit and (b) one-fifth of a share of Preferred Stock, respectively, in exchange for one share of Common Stock.

On the Closing Date, as contemplated by the Business Combination Agreement, the Issuer and one of the Investment Vehicles entered in a subscription agreement (the “Closing Subscription Agreement”), pursuant to which such Investment Vehicle purchased from the Issuer approximately 2,083,333 shares of Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of $25,000,000 in cash. Also on the Closing Date, as contemplated by the Business Combination Agreement, the Issuer and another Investment Vehicle entered into a second subscription agreement (the “Post-Closing Subscription Agreement”), pursuant to which such Investment Vehicle committed to purchase from the Issuer additional shares of Common Stock at a purchase price of $12.00 per share. The amount of shares purchased pursuant to the Post-Closing Subscription Agreement will be determined based on the number of shares of Common Stock tendered in the Tender Offer (among other factors), after applying the proceeds of certain debt financings available to the Issuer and Buddy’s and the proceeds from the Closing Subscription Agreement. The purchase price under the Post-Closing Subscription Agreement will not exceed $40 million in the aggregate.

On the Closing Date, as contemplated by the Business Combination Agreement, certain of the Investment Vehicles entered into the New Holdco LLC Agreement. New Holdco generally will serve as a holding company for certain operating subsidiaries that conduct the Issuer’s tax preparation services and the Buddy’s rent-to-own businesses. The Issuer is the sole manager of New Holdco, and the Buddy’s Members (including certain of the Investment Vehicles) generally have no rights with respect to the management of New Holdco. After the Effective Time, the Issuer owned approximately 63.56% of New Holdco and the Buddy’s Members owned the remaining 36.44% of New Holdco. As noted above, each New Holdco Unit, together with one-fifth of a share of Preferred Stock, is redeemable at the election of the holder, following an initial six-month lockup period, for one share of Common Stock. In certain circumstances, New Holdco and the Issuer have the right to require such redemption.

On the Closing Date, as contemplated by the Business Combination Agreement, the Issuer and the Investment Vehicles entered into a voting agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, each of the Investment Vehicles have agreed to, among other things, (i) vote all of their shares of Common Stock and Preferred Stock in favor of the amendments to the certificate of incorporation of the Issuer contemplated by the Business Combination Agreement (the “Charter Amendments”), (ii) prior to the earlier of (A) the approval by the Issuer’s stockholders of the Charter Amendments and (B) the date that is 12 months after the date of the Voting Agreement, subject to certain exceptions set forth in the Voting Agreement, not Transfer (as defined in the Voting Agreement) any shares of the Issuer’s capital stock owned thereby, (iii) subject to certain exceptions set forth in the Voting Agreement, not acquire any additional shares of the Issuer’s capital stock to the extent that any such acquisition would cause the Investment Vehicles and their affiliates to beneficially own more than 105% of the amount of the Issuer’s capital stock that the Investment Vehicles and their affiliates hold after the completion of the Tender Offer, with such restriction ceasing to apply once the Investment Vehicles and their affiliates cease to beneficially own at least 15% of the outstanding voting stock of the Issuer, and (iv) not tender any Common Stock in the Tender Offer.

On the Closing Date, as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors listed on Schedule I thereto, including the Investment Vehicles (the “Registration Rights Holders”).  The Registration Rights Agreement provides the Registration Rights Holders certain registration rights (including piggyback registration rights and certain rights to initiate a demand underwritten offering) applicable to certain shares of Common Stock, including any shares of Common Stock acquired pursuant to the Closing Subscription Agreement and the Post-Closing Subscription Agreement, shares of Common Stock into which the Buddy’s Members (including certain of the Investment Vehicles) have converted their New Holdco Units and shares of Preferred Stock in accordance with the New Holdco LLC Agreement and the Certificate of Designation and any shares of Common Stock acquired by the Buddy’s Members (including the Investment Vehicles) with proceeds from a specific distribution contemplated by the New Holdco LLC Agreement (“Registrable Shares”). In addition, pursuant to the Registration Rights Agreement, the Issuer is required to, as promptly as practicable but in any event no later than 45 days after the approval of the Charter Amendments, prepare and file with the SEC a shelf registration statement on Form S-1 (or Form S-3 if the Issuer is eligible to use Form S-3 at such time) with respect to the offer and resale of all Registrable Shares.

On the Closing Date, the Issuer and the Buddy’s Members (including certain of the Investment Vehicles) entered into an income tax receivable agreement (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by the Issuer to the Buddy’s Members (including certain of the Investment Vehicles) of 40% of the Issuer’s realized tax benefit resulting from a redemption of New Holdco Units and Preferred Stock in exchange for Common Stock.

The foregoing descriptions of the Business Combination Agreement, the New Holdco LLC Agreement, the Closing Subscription Agreement, the Post-Closing Subscription Agreement, the Voting Agreement, the Registration Rights Agreement, and the Tax Receivable Agreement are not complete and are qualified in their entirety by reference to the complete text of the Business Combination Agreement, New Holdco LLC Agreement, Closing Subscription Agreement, Post-Closing Subscription Agreement, Voting Agreement, the Registration Rights Agreement, and Tax Receivable Agreement, copies of which are filed as Exhibits 7, 8, 9, 10, 11, 12 and 13 hereto and are incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on July 10, 2019, the Reporting Persons beneficially owned, in the aggregate, 4,158,484 shares of Common Stock, 4,827,611 New Holdco Units and 965,522 shares of Preferred Stock. Assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding (including those beneficially owned by the Reporting Persons), as of 4:00 p.m., Eastern Time, on July 10, 2019, the Reporting Persons beneficially owned, in the aggregate, 8,986,095 shares of Common Stock, representing approximately 37.03% of the outstanding shares of Common Stock (including shares of Common Stock that would be issued upon such redemption of such New Holdco Units and shares of Preferred Stock). The percentage in this paragraph and elsewhere in this Statement relating to beneficial ownership of Common Stock is based on approximately 24,266,759 shares of Common Stock outstanding as of July 10, 2019, which is based on the 16,183,426 shares of Common Stock that are actually outstanding and the approximately 8,083,322 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock. The Reporting Persons believe that presenting their beneficial ownership assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding is the most appropriate presentation of their beneficial ownership.

The shares of Common Stock, New Holdco Units and shares of Preferred Stock reported herein as beneficially owned by the Reporting Persons are held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock, New Holdco Units and Preferred Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares and units for all other purposes.

(c)        Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, New Holdco Units or Preferred Stock referred to in this Statement.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 is incorporated hereby by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

7.	Business Combination Agreement*
8.	New Holdco LLC Agreement*
9.	Closing Subscription Agreement*
10.	Post-Closing Subscription Agreement*
11.	Voting Agreement*
12.	Registration Rights Agreement*
13.	Tax Receivable Agreement*

*Copies of each of the foregoing agreements and documents were filed by the Issuer on July 11, 2019 with the Securities and Exchange Commission on a Current Report on Form 8-K and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn